
December 10, 2012

<u>Via U.S. mail</u>
Colin MacDonald
Chief Executive Officer
Marine Drive Mobile Corp.
123 West NYE Ln., Suite 129
Carson City, NV 94107

> **Re:** **Marine Drive Mobile Corp.**
> **Item 4.01 Form 8-K**
> **Filed December 10, 2012**
> **File No. 000-53502**

Dear Mr. MacDonald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed December 10, 2012</u>

1. We note the disclosure in your second paragraph under Item 4.01 makes reference to the financial statements as of and for the fiscal year ended September 30, 2011. Please expand your disclosures to state whether the principal accountant's report on the financial statements for either of the past two years, including September 30, 2010, contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification to comply with Item 304(a)(1)(ii) of Regulation S-K.

2. We remind you to file an updated letter from Madsen & Associates CPAs stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

Colin MacDonald
Marine Drive Mobile Corp.
December 10, 2012
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3335 with any questions.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant